Exhibit 99.1

Wing Yip Food Holdings Group Limited Announces Underwriters’ Full Exercise of Over-Allotment Option

Zhongshan, China, January 14, 2025 (GLOBE NEWSWIRE) -- Wing Yip Food Holdings Group Limited (the “Company” or “Wing Yip”) (Nasdaq: WYHG), a meat product processing company through its operating subsidiaries in mainland China, today announced that the underwriters of its initial public offering (the “Offering”) have exercised their over-allotment option in full to purchase an additional 307,500 American Depositary Shares (“ADSs”) at the public offering price of US$4.00 per ADS, resulting in additional gross proceeds of $1,230,000. Each ADS represents one ordinary share of the Company. After giving effect to the full exercise of the over-allotment option, the total number of ADSs sold by the Company in the public offering increased to 2,357,500 ADSs and the gross proceeds increased to approximately US$9.43 million, before deducting underwriter discounts and other related expenses. The option closing date was January 14, 2025. The ADSs commenced trading on the Nasdaq Capital Market on November 26, 2024 under the ticker symbol “WYHG.”

Dawson James Securities, Inc. and D. Boral Capital LLC acted as the underwriters (collectively, the “Underwriters”) for the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to the Company, and Nelson Mullins Riley & Scarborough LLP acted as U.S. counsel to the Underwriters in connection with the Offering.

The Company intends to use the proceeds from the Offering for (i) upgrading existing production lines and establishing new production lines; (ii) marketing and promotion of the Company’s products; (iii) new product research and development; and (iv) working capital and general corporate matters.

A registration statement on Form F-1 (File Number: 333-277694), as amended, relating to the Offering (the “Registration Statement”) was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on November 6, 2024. The Offering was made only by means of a prospectus, forming a part of the Registration Statement. Copies of the prospectus relating to the Offering may be obtained from Dawson James Securities, Inc., at 101 North Federal Highway, Suite 600, Boca Raton, FL 33432, or by telephone at (561) 391-5555, or by email at investmentbanking@dawsonjames.com; or by contacting D. Boral Capital LLC, at Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or by email at syndicate@dboralcapital.com, or by telephone at (212) 970-5150. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Wing Yip Food Holdings Group Limited

Wing Yip, is a meat product processing company in mainland China. The Company, through its operating subsidiaries, sells and markets products under its flagship brand, “Wing Yip,” which can trace its history back to 1915, and has also developed the snack product brands, “Jiangwang” and “Kuangke.” The Company’s products are sold through its self-operated stores, distributors, and e-commerce platforms in over 18 provinces across mainland China. The Company offers cured meat products, snack products, and frozen meat products, processing them through its own dedicated production lines. The Company focuses on product development and is committed to improving product quality and expanding product offerings to cater to evolving consumer preferences. The Company’s ordinary shares have been listed on the Korea Securities Dealers Automated Quotations of the Korea Exchange since 2018.

For more information, please visit the Company’s website: http://ir.wingyip-food.com/. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Registration Statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Registration Statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Wing Yip Food Holdings Group Limited

Investor Relations Department

Email: ir@wingyip-food.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com